                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                 RULE 13d-2(a)
                               (Amendment No. )*


                              Promotions.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock,
                           $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74341U-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Douglas W. McCormick
                            Chief Executive Officer
                                 iVillage Inc.
                             500-512 Seventh Avenue
                               New York, NY 10018
                                 (212) 600-6000

                                with a copy to:

                               Iain Mickle, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                          400 Capitol Mall, Suite 3000
                              Sacramento, CA 95814
                                 (916) 447-9200
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 11, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 74341U-10-6                                   Page 2 of 8 Pages
-------------------------                         ------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     iVILLAGE INC.
     13-3845162

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    |_|
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-

 NUMBER OF         -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            6,494,667(1)(2)
  OWNED BY
    EACH           -------------------------------------------------------------
 REPORTING         9    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,494,667(1)(2)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.2%(2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------

----------
1    See Items 4 and 5 hereof.
2 Calculation is based on a total number of outstanding shares (14,484,976) as of February 11, 2002, as represented by the Issuer in Exhibit 2 attached hereto plus 555,000 shares of common stock issuable upon exercise of outstanding options which will vest if the exchange offer is completed.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 74341U-10-6                                   Page 3 of 8 Pages
-------------------------                         ------------------------------


Item 1.  Security and Issuer

         This statement on Schedule 13D (this "SCHEDULE 13D") relates to the shares of common stock, $0.01 par value per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of June 28, 2001, between the Company and American Stock Transfer & Trust Company, as Rights Agent (collectively, "COMMON STOCK" or "SHARES"), of Promotions.com, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 268 West 44th Street, New York, New York 10036.

Item 2.  Identity and Background

         (a), (b) and (c). This Schedule 13D is filed by iVillage Inc., a Delaware corporation ("PARENT"). Parent is a media company that operates iVillage.com, Women.com, Business Women's Network, iVillage Solutions, Lamaze Publishing, the Newborn Channel and Astrology.com. The principal business address of Parent is 500-512 Seventh Avenue, New York, New York 10018. Attached hereto as Exhibit 1 is a list of all executive officers and directors of Parent, including the principal business address and the principal occupation or employment of each such person.

         (d) and (e). During the five years prior to the date hereof, neither Parent nor, to its knowledge, any executive officer or director of Parent (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). Parent is organized under the laws of Delaware. Each director and executive officer of Parent is, to the Parent's knowledge, a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Parent expects to issue up to $3.5 million of its common stock, $.01 par value per share ("PARENT COMMON STOCK"), valued as described below, and to pay cash in the aggregate amount of approximately $9.8 million to acquire all the outstanding Shares. The cash payable in the acquisition will be paid out of the Parent's cash on hand. See Item 4.

Item 4.  Purpose of Transaction

         On February 11, 2002, Parent, Virgil Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") pursuant to which Parent has agreed to acquire the Company through an exchange offer and merger transaction. Assuming the successful completion of the Exchange Offer (as defined below), the Merger Agreement provides for a taxable merger of Merger Sub with and into the Company (the "MERGER"), with the Company continuing as the surviving corporation (the "SURVIVING CORPORATION"). The certificate of merger filed in Delaware to effect the Merger will provide that a restated certificate of incorporation, as amended and restated, will become the certificate of incorporation of the Surviving Corporation. The bylaws of the Surviving Corporation will be those of the Company. The directors and officers of Merger Sub will become the directors and officers of the Company after the Merger. Following the Merger, the Company will become a wholly-owned subsidiary of Parent and the Common Stock will be delisted from the Over-the-Counter Bulletin Board.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 74341U-10-6                                   Page 4 of 8 Pages
-------------------------                         ------------------------------


         Pursuant to the Merger Agreement, Parent will cause Merger Sub to commence an offer to purchase all of the outstanding Common Stock (the "EXCHANGE OFFER"). Each share of Common Stock that Merger Sub accepts pursuant to the Exchange Offer will be exchanged for $0.23 in shares of Parent Common Stock (the "STOCK PORTION") and $0.64 in cash (the "CASH PORTION" and, collectively with the Stock Portion, the "OFFER PRICE"). The value of Parent Common Stock to be issued as the Stock Portion will equal the average of the closing sale prices of Parent Common Stock on the Nasdaq Stock Market for each of the five trading days immediately preceding the second trading day prior to the expiration of the Exchange Offer (the "BASE PRICE"). If completed, the Exchange Offer will be followed by a merger of Merger Sub into the Company. Each holder of Common Stock whose Shares were not tendered and accepted in the Exchange Offer will receive the same consideration as the Offer Price for his, her or its Shares in the Merger.

         Certificates for fractional shares of Parent Common Stock will not be issued in the Merger. The Company's stockholders who would otherwise receive fractional shares will, instead, be entitled to receive a cash payment equal to the value of these fractional share interests, determined by multiplying (i) the Base Price by (ii) the fraction of the share of Parent Common Stock to which the holder would otherwise have been entitled.

         At the successful completion of the Exchange Offer, each outstanding stock option granted or issued under the Company's stock option plans in effect on the date of the Merger Agreement (other than options issued under the Employee Stock Purchase Plan) shall become fully vested and exercisable. Any stock options that have not been exercised by the fifth business day following the consummation of the Exchange Offer shall be terminated prior to the effective time of the Merger, provided, however, that with respect to any stock options for which the Offer Price exceeds the applicable per share exercise price, the Company shall promptly pay to the holders of such stock options an amount equal to the product of (a) the amount by which the Offer Price exceeds the applicable per share exercise price and (b) the number of shares subject to the stock option at the time of such termination. The foregoing amount shall be paid in the form of whole shares of Company Common Stock, valued at the Offer Price, with the value of fractional Company Common Stock paid in cash.

         The Merger Agreement provides that promptly following Merger Sub's acceptance for payment and payment for Common Stock tendered in the Exchange Offer, Merger Sub will be entitled to designate a number of directors on the Company's Board of Directors (the "MERGER SUB DESIGNEES") that will give Merger Sub representation on the Company's Board of Directors in the same proportion as the number of shares of Common Stock beneficially owned by Parent, Merger Sub and their affiliates bears to the total number of shares of outstanding Common Stock. Following such designation, the Merger Agreement provides that the Company shall cause, if requested by Merger Sub, each committee of the Company's Board of Directors to include Merger Sub Designees constituting up to the same percentage of each such committee as Merger Sub Designees constitute on the Company's Board of Directors.

         Pursuant to the Merger Agreement, the Company and its directors, officers, employees and representatives are prohibited from negotiating with, soliciting offers from, or providing information to any third party with respect to any "Competing Transaction" (generally, any proposal or offer to acquire 15% or more of the assets of the Company or 15% or more of the voting power of the Common Stock or any merger or other business combination). However, if the Company receives a proposal or offer for a "Superior Competing Transaction," then, prior to acceptance by Merger Sub for payment and payment by Merger Sub for Common Stock pursuant to the Exchange Offer, the Company's Board of Directors shall be permitted to contact such third party solely for the purpose of clarifying the proposal and any material contingencies and the capability of consummation, and the Company may, subject to a good-faith determination by its Board of Directors that the failure to take such action would result in a breach of the fiduciary duties of the Board of Directors, and further subject to the Company providing prior written notice to Parent pursuant to the terms of the Merger Agreement, furnish information with respect to the Company to, and participate in discussions and negotiations with, such third party, subject to certain confidentiality requirements as set forth in the Merger Agreement. The Merger Agreement generally defines a Superior Competing Transaction as an unsolicited written offer for a Competing Transaction relating to substantially all the assets or Common Stock of the Company which is on terms which the Board of Directors determines in good faith (a) to be more favorable from a financial point of view to the stockholders of the Company than the Exchange Offer and the Merger, (b) to be reasonably capable of being completed and (c) to be free from any material contingency.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 74341U-10-6                                   Page 5 of 8 Pages
-------------------------                         ------------------------------


         In accordance with the Merger Agreement, the Board of Directors of the Company has unanimously adopted resolutions approving, and recommending that the Company's stockholders approve and adopt, the Merger Agreement and the Merger and tender their shares in the Exchange Offer. The Merger Agreement generally prohibits the Company's Board from withdrawing or modifying, in either case in a manner adverse to Parent or Merger Sub, its approval or recommendation of the Merger or the Merger Agreement. If, prior to acceptance by Merger Sub for payment and payment by Merger Sub for Common Stock of the Company pursuant to the Exchange Offer, the Company's Board, in the exercise of its fiduciary duties, reasonably determines in good faith that the Board is required to do so to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board may, in response to a "Superior Competing Transaction" that did not result in a breach of the prohibitions described in the preceding paragraph, and after providing Parent with at least ten (10) business days advance notice of its decision to take such action, modify or propose publicly to modify, in a manner adverse to Parent, its approval or recommendation of the Merger or the Merger Agreement during which period the Company shall negotiate in good faith with Parent concerning any new Parent or Merger Sub proposal to amend the terms of the Merger Agreement, the Exchange Offer or the Merger.

         If the Merger Agreement is terminated because of (a) the failure of the Exchange Offer, (b) the Company breaches the representations, warranties or agreements in the Merger Agreement, (c) the Company accepts a proposal or offer for a Superior Competing Transaction, (d) the Company withdraws or modifies its recommendation for approval of the Merger, (e) the Company breaches any of its obligations set forth in the Merger Agreement with respect to a Competing Transaction or (f) a third party has commenced a transaction constituting or potentially constituting a Competing Transaction, the Company is obligated to pay Parent a termination fee of $250,000 ("TERMINATION FEE"), provided, however, that in the case of (a) and (b) above, (i) as of the date of such termination, there has been or there is a proposal by a third party to consummate, or a third party shall have publicly announced, following the first public announcement of the Merger Agreement, a plan or proposal with respect to a Competing Transaction or (ii) prior to January 31, 2003, the Company enters into an agreement with respect to a Competing Transaction (or resolves or announces an intention to do so).

         If the Merger Agreement is terminated because (a) Merger Sub has failed to commence the Exchange Offer within the time period specified in the Merger Agreement, (b) Merger Sub terminates or withdraws the Exchange Offer without accepting for payment and promptly paying for all Common Stock of the Company validly tendered for payment and not withdrawn, or (c) Parent breaches the representations, warranties or agreements in the Merger Agreement, subject to certain qualifications set forth in the Merger Agreement, Parent is obligated to pay the Company the Termination Fee.

STOCKHOLDER AGREEMENTS

         As an inducement to Parent and Merger Sub to enter into the Merger Agreement, certain of the Company's directors, officers and stockholders entered into Stockholder Agreements, each dated as of February 11, 2002, with Parent and Merger Sub (each a "STOCKHOLDER AGREEMENT" and collectively, the "STOCKHOLDER AGREEMENTS"). The Stockholder Agreements collectively relate to an aggregate 6,494,667 Shares or approximately 43.2% of the issued and outstanding Shares plus shares of common stock issuable upon exercise of outstanding options which will vest if the exchange offer is completed.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 74341U-10-6                                   Page 6 of 8 Pages
-------------------------                         ------------------------------


         Ian J. Berg, a director and stockholder of the Company, currently holds 2,166,334 shares of Common Stock, 1,076,667 of which Mr. Berg believes were transferred to him by At Home Corporation ("AT HOME") and are the subject of an ownership dispute with At Home (the "AT HOME SHARES"). Mr. Berg contends that he acquired the At Home Shares pursuant to a stock purchase agreement with At Home on or about September 27, 2001. On September 28, 2001, At Home filed a Chapter 11 bankruptcy petition with the United States Bankruptcy Court for the Northern District of California. Mr. Berg believes the At Home Shares were transferred to him on or prior to October 1, 2001, but Mr. Berg has not yet paid the purchase price. As a result of the pending bankruptcy petition and the fact that Mr. Berg has not paid the purchase price for the At Home Shares, At Home may claim that the transfer of the At Home shares to Mr. Berg was invalid or voidable by At Home. Mr. Berg has filed a complaint with the bankruptcy court seeking a declaration that he is the owner of the At Home Shares. Because of the ownership dispute with At Home, the Stockholder Agreement with Mr. Berg contains provisions dealing specifically with the treatment of the At Home Shares. The Berg Stockholder Agreement requires Mr. Berg to use commercially reasonable efforts to obtain a bankruptcy court decision with respect to the ownership of the At Home Shares as soon as practicable and provides that the merger consideration to be paid in respect of the At Home Shares shall be held in escrow pending a final bankruptcy court decisions regarding the At Home Shares. The other material terms of the Berg Stockholder Agreement are as described below.

         The Stockholder Agreements obligate each such stockholder to tender in the Exchange Offer and not withdraw his, her or its shares of Common Stock. With respect to the At Home Shares, Mr. Berg will be required to tender the At Home Shares in the Exchange Offer only if Mr. Berg obtains a favorable bankruptcy decision stating that At Home has no claim to the At Home Shares or otherwise expressly permitting the tender of the At Home Shares in the Exchange Offer.

         All Stockholder Agreements also provide that each such stockholder may not transfer, assign, sell, gift-over, pledge or otherwise dispose of any of the stockholder's shares of Common Stock; enter into any contract, option or other agreement, arrangement or understanding with respect to any transfer, assignment, sale, gift-over, pledge or other disposition of any of the stockholder's shares of Common Stock; grant any proxy, power-of-attorney or other authorization or consent with respect to any of the stockholder's shares of Common Stock; deposit any of the stockholder's shares of Common Stock into a voting trust, or enter into a voting agreement or arrangement with respect to any of the stockholder's shares of Common Stock; or take any action that would in any way restrict, limit or interfere with the performance of the stockholder's obligations under the Stockholder Agreement.

         Under the Berg Stockholder Agreement, Mr. Berg is expressly permitted to transfer, assign, sell, gift-over, pledge or otherwise dispose of the At Home Shares as directed by a bankruptcy court decision.

         The Stockholder Agreements require each such stockholder to surrender to the Company or its transfer agent, within fifteen business days of the date of the Stockholder Agreement, the certificates representing the stockholder's shares of Common Stock. Under the Berg Stockholder Agreement, however, Mr. Berg is required to surrender the certificates representing the At Home Shares as soon as practicable after the date of the Stockholder Agreement.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 74341U-10-6                                   Page 7 of 8 Pages
-------------------------                         ------------------------------


         The Stockholder Agreements also provide that each such stockholder will vote his, her or its shares in favor of the approval and adoption of the Merger Agreement and each of the other transactions contemplated in the Merger Agreement, including the Merger, and against:

         o        any competing transaction relating to the Company;

         o any amendment of the certificate of incorporation or bylaws of the Company; or

         o any other action which could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or to deprive Parent of any material portion of the benefits anticipated by Parent to be received from the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

provided, however, that pursuant to the Berg Stockholder Agreement, Mr. Berg must abstain from voting the At Home Shares unless and until Mr. Berg shall have obtained a bankruptcy decision stating that At Home has no claim to the At Home Shares or otherwise expressly permitting Mr. Berg to vote the At Home Shares.

         The stockholder parties to the Stockholder Agreements have also agreed that they will not, directly or indirectly:

         o solicit, initiate or encourage (including by way of furnishing information) or otherwise take any action to facilitate, a competing transaction relating to the Company; or

         o participate in any discussions or negotiations regarding any proposal that constitutes, or that may lead to, a competing transaction relating to the Company.

         The stockholder parties to the Stockholder Agreements have also agreed not to authorize or permit any of their officers, directors, employees, agents or representatives to engage in these activities and to keep Parent informed of the status and details of any requests, competing acquisition proposals or inquiries.

         The foregoing summary of the Merger Agreement and Stockholder Agreements is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

         Except as indicated in this Schedule 13D, Parent currently does not have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a). As a result of entering into the Stockholder Agreements, Parent may be deemed to own beneficially 6,494,667 Shares, or approximately 43.2% of the issued and outstanding Shares as of February 11, 2002 plus shares of common stock issuable upon exercise of outstanding options which will vest if the exchange offer is completed. Parent does not currently own any Shares or other securities of the Company. Except as set forth in this Schedule 13D, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, is the "beneficial owner" of any such Shares.

         (b). See Items 7 through 10 of the cover page to this Schedule 13D. See also Item 4 above for information regarding the provisions in the Stockholder Agreements granting Parent certain voting rights with respect to the Shares.

         (c).  Not applicable.

         (d).  Not applicable.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 74341U-10-6                                   Page 8 of 8 Pages
-------------------------                         ------------------------------


         (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described elsewhere in this Schedule 13D, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, has any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company, including, but not limited to contracts, arrangements, understandings or relationships with respect to the transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1    Executive Officers and Directors of Parent.

         Exhibit 2 Agreement and Plan of Merger, dated as of February 11, 2002, among Parent, Merger Sub and the Company (the disclosure letters to such agreement are not filed herewith and the contents thereof are listed on the last page of Exhibit 2. The reporting person hereby undertakes to furnish supplementally a copy of any omitted portion of the disclosure letters to the Securities and Exchange Commission upon request).

         Exhibit 3 Berg Stockholder Agreement, dated February 11, 2002, by and between Parent, Merger Sub and Ian J. Berg.

         Exhibit 4 Stockholder Agreement, dated February 11, 2002, by and between Parent, Merger Sub and The Travelers Insurance Company.

         Exhibit 5 Stockholder Agreement, dated February 11, 2002, by and between Parent, Merger Sub and Steven Krein.

         Exhibit 6 Stockholder Agreement, dated February 11, 2002, by and between Parent, Merger Sub and Daniel J. Feldman.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 21, 2002                            /s/ Scott Levine
                                        ----------------------------------------
                                                      Scott Levine
                                                Chief Financial Officer